Filed pursuant to Rule 433
Dated November 20, 2014

Relating to Preliminary Pricing Supplement No. 8
dated November 20, 2014 to
Registration Statement No. 333-200365
Global Medium-Term Notes, Series F

CAD240,000,000 Floating Rate Senior Notes Due 2018

Issuer:	Morgan Stanley

Principal Amount:	CAD240,000,000

Maturity Date:	January 11, 2018

Trade Date:	November 20, 2014

Original Issue Date (Settlement):	November 26, 2014 (4 New York business days after the Trade Date)

Interest Accrual Date:	November 26, 2014

Issue Price (Price to Public):	100.00%

Agents’ Commission:	0.25%

All-in Price:	99.75%

Net Proceeds to Issuer:	CAD

Base Rate:	3-month CDOR – Reuters “CDOR” Screen

Spread (plus or minus):	Plus 0.82%

Index Maturity:	Three months

Index Currency:	Canadian dollar (“CAD”)

Interest Payment Period:	Quarterly

Interest Payment Dates:	Each January 11, April 11, July 11 and October 11, commencing April 11, 2015

Day Count Convention:	Actual/365

Initial Interest Rate:	Base Rate plus 0.82% (to be determined by the Calculation Agent at 10:00 a.m. Toronto time on the Settlement Date)

Initial Interest Reset Date:	April 11, 2015

Interest Reset Dates:	Each Interest Payment Date

Interest Reset Period:	Quarterly

Specified Currency:	Canadian dollar (“CAD”)

Minimum Denomination:	CAD100,000 and integral multiples of CAD1,000

Business Days:	Toronto and New York

Listing:	None

Calculation Agent:	BNY Trust Company of Canada

Sub-Paying Agent:	BNY Trust Company of Canada

Clearance and Settlement:	CDS Clearing and Depository Services Inc.

Issuer Ratings:	Baa2 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Positive / Negative / Stable / Negative / Stable)

Agents:
Morgan Stanley & Co. LLC (“MS&Co.”) and such other agents as shall be named in the above-referenced Pricing Supplement.  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement dated November 20, 2014
Prospectus Supplement dated November 19, 2014
Prospectus dated November 19, 2014